Filed Pursuant to Rule 433

Registration No. 333-262788

CSX Corporation

PRICING TERM SHEET

September 5, 2023

$600,000,000 5.200% Notes due 2033 (the “Notes”)

Issuer:	CSX Corporation

Expected Ratings*:	A3 / BBB+

Security:	5.200% Notes due 2033

Size:	$600,000,000

Maturity Dates:	November 15, 2033

Coupon:	5.200%

Interest Payment Dates:	May 15 and November 15 of each year, commencing on May 15, 2024 (long first coupon)

Price to Public:	99.811%

Benchmark Treasury:	3.875% due August 15, 2033

Benchmark Treasury Price and Yield:	96-26; 4.272%

Spread to Benchmark Treasury:	+95 bps

Re-Offer Yield:	5.222%

Make-Whole Call:	T+15 bps

Par Call:	Within three months prior to the maturity date

Trade Date:	September 5, 2023

Expected Settlement Date:	September 7, 2023 (T+2)

CUSIP / ISIN:	126408 HW6 / US126408HW63

Joint Book-Running Managers:	Barclays Capital Inc. BofA Securities, Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC

Senior Co-Managers:	J.P. Morgan Securities LLC Mizuho Securities USA LLC UBS Securities LLC

Co-Managers:	PNC Capital Markets LLC Siebert Williams Shank & Co., LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847; BofA Securities, Inc. toll-free at 1-800-294-1322; Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Morgan Stanley & Co. LLC toll free at 1-866-718-1649.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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